Exhibit 99.1
Buenos Aires, August 3, 2020
Notice: CPSA-GG-N-0211/20-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)
Subgerencia de Sociedades Emisoras
25 de Mayo 175
City of Buenos Aires
To Gerencia de Emisoras

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Subject: Synthesis – Extraordinary
Shareholders Meeting held on
July 31, 2020.

Dear Sir/Madam,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), so as to submit the synthesis of the Extraordinary Shareholders’ Meeting held on July 31, 2020 (the “Meeting”).

Shareholders representing 70.98% of share capital and votes attended the Meeting. In addition, Mr. Leopoldo López Obregón –on behalf of the Argentine Securities Commision (“CNV”, Comisión Nacional de Valores) and Mr. Alejandor Romano –on behalf of Bolsas y Mercados Argentinos S.A. (Buenos Aires Stock Exchange) - were also present.

It is put on record that the Meeting was held within the framework and in compliance with General Resolution No. 830/2020 of CNV, which resolution refers to remote meetings as per the current extraordinary context.

 The decisions taken were as follows:

INTRODUCTORY MOTION: The following was approved by unanimous decision of eligible votes possible to be casted: the holding of remote meetings checking compliance with all requirements established by authorizing regulations. In this sense, the following was verified: the constitution of required quorum for extraordinary meetings and that the decision was adopted by the eligible majority to amend the Company’s Bylaws.

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: It was approved by the majority of eligible votes possible to be casted in this decision to appoint shareholders Marcelo Suvá and Gonzalo Pérès Moore to sign the minutes.

2. CONSIDERATION OF THE EXTENSION OF THE VALIDITY TERM OF THE GLOBAL ISSUANCE PROGRAM OF SIMPLE CORPORATE BONDS (NOT CONVERTIBLE INTO SHARES) FOR UP TO US$1,000,000,000 (OR A HIGHER OR LOWER AMOUNT AS APPROVED AT THE SHAREHOLDERS’ MEETING) OR ITS EQUIVALENT IN OTHER CURRENCY OR THE CREATION OF A NEW GLOBAL ISSUANCE PROGRAM OF SIMPLE CORPORATE BONDS (NOT CONVERTIBLE INTO SHARES) FOR UP TO US$1,000,000,000 (OR A HIGHER OR LOWER AMOUNT AS APPROVED AT THE SHAREHOLDERS’ MEETING) OR ITS EQUIVALENT IN OTHER CURRENCY. TO DELEGATE POWERS TO THE BOARD OF DIRECTORS. TO AUTHORIZE THE BOARD OF DIRECTORS TO SUB-DELEGATE. The following were approved by the majority of eligible votes possible to be casted in this decision:

(i) The creation of a global issuance program of simple corporate bonds of the Company for up to us$500,000,000 (five hundred million US dollars) (or its equivalent in other currency), which may be issued at short, mid or long term, simple, not convertible into shares, under Law No. 23576 as amended and CNV Regulations. It shall be possible to issue different types and/or series of corporate bonds with a validity term of five years counted as from the approval date by CNV or the maximum term that may be fixed by future applicable regulations (the “Program”).

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

(ii) That the Board of Directors determine and establish all the conditions of the Program and of the corporate bonds to be issued that were not expressly determined at the Shareholders’ Meeting, including but not limited to the form, issuance time, term, price, collocation and payment conditions, interest rate, listed or traded in securities market of the country authorized by CNV and/or securities market abroad and any other form that may be appropriate to fix at the discretion of the Board of Directors.

(iii) To delegate to the Board of Directors the necessary procedures before the CNV to obtain authorization for the creation of the Program, the fixing of the Program’s amount and the authorization of the public offer of corporate bonds issued under the Program.

(iv) To delegate to the Board of Directors the procedures before Bolsa y Mercados Argentinos S.A. (“BYMA”), Mercado Abierto Electrónico (“MAE”) and any stock exchange or market of the Argentine Republic and/or Securities Markets abroad to obtain the authorization for the Program, for the eventual listing and/or corporate bonds issued within the framework of the Program.

(v) To delegate to the Board of Directors the approval and entering into the respective agreements, the approval and signature of prospects and price supplements (both local and international, as the case may be) required by regulatory authorities and other issuance documents;

(vi) To delegate to the Board of Directors the hiring of independent and different credit rating agencies to rate the Program and/or series to issue under the program; and

(vii) To authorize the Board of Directors to subdelegate to one or more of its members or to one or more first level managers, or to one or more attorneys-in-fact of the company the powers required above. Such shall not exempt the Board of Directors from its responsibilities.

3. AUTHORIZATION TO PERFORM THE RELEVANT PROCEDURES TO COMPLY WITH THE SHAREHOLDERS’ MEETING DECISION

It was decided by the majority of votes possible to be casted in this decision to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Victoria Casabella Martinez, and/or Mariano Luchetti, and/or María Agustina Leppen, and/or María Lucila Winschel, and/or Veronica Apollonio, and/or Jose María Bazan, and/or Juan Barros Moss, and/or Teodoro Rodriguez Caceres and/or Juan Zurano and/or Manuel Etchevehere, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at this Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Business Entities Register Office for the City of Buenos Aires (IGJ) (as per Section 37 of the IGJ General Resolution No. 7/2015) and any other competent comptroller entity. They shall be able to sign any type of submission and/or form, legal notices, law publications in general, affidavits, access and answer files, promote and follow the procedures necessary to obtain the respective recordings and approvals.

Yours,

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099